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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Centenium Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue – Suite 2216
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum — (212) 897-1694
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Centenium Advisors, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
         under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
         Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
         Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
         applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
         Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve
         Requirements Under Rule 15c3-3.
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
         Condition With Respect to Methods of Consolidation (not applicable).
[x] Footmotcs
[x] An Affirmation.
[ ] A report describing any material inadequacies found to exist or found to have existed since
         the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report regarding Rule 15c3-3 exemption report.
[ ] Rule 15c3-3 exemption report.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Nansie Bernard, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Centenium Advisors, LLC for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature
Member

Subscribed and sworn
to before me



Kaylee Jones
2/25/19



KAYLEE JONES
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Bronx County
01JO6379074
MY COMMISSION EXPIRES 8/06/2022

Centenium Advisors, LLC

Statement of Financial Condition
December 31, 2018

CENTENIUM ADVISORS, LLC
Index
December 31, 2018



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Centenium Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Centenium Advisors, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Centenium Advisors, LLC's auditor since 2016.

New York, NY

February 22, 2019

CENTENIUM ADVISORS, LLC
Statement of Financial Condition
December 31, 2018

Assets	
Cash	$ 548,492
Fees receivable	523,337
Fixed assets - net of accumulated depreciation of $76,700	4,899
Other assets	39,831
Total assets	$ 1,116,559
Liabilities and Members' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 12,030
Deferred rent payable	18,544
Total liabilities	30,574
Members' equity	1,085,985
Total liabilities and members' equity	$ 1,116,559

The accompanying notes are an integral part of the statement of financial condition.

1. **Organization and Business**

   Centenium Advisors, LLC (the "Company"), a New York limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company's primary activity is to raise capital for private investment entities. Its revenue is derived from a share of management and performance fees earned by the investment manager.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Fees Receivable
   Fees receivable are due from the Company's money managers under agreed upon terms. Management reviews fees receivable periodically to determine whether receivables will be potentially uncollectible.

   Cash
   All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

   Income Taxes

   The Company does not record a provision for federal and state income taxes because the members report their share of the Company's income or loss on their income tax returns.

   The Company is liable for New York City Unincorporated Business Tax. The Company is on the cash basis for income tax purposes. The tax expense for the year is below the statutory rate because a significant portion of the Company's revenue is generated from customers located outside New York City and is not subject to being taxed by that jurisdiction.

   The Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets.

2. **Summary of Significant Accounting Policies (continued)**

   Income Taxes - continued

   Based on its analysis, the Managing Member has determined that the Company has not incurred any liabilities for unrecognized tax benefits as of December 31, 2018. However, the Managing Member's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes a tax liability along with interest accrued related to unrecognized tax benefits in interest expense and penalties in portfolio maintenance fees, if assessed. No interest expense or penalties have been assessed for the year ended December 31, 2018.

   Fixed Assets
   Computer equipment, software and furniture are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.

3. **Fixed Assets**

   Fixed assets at December 31, 2018 consists of:

Computer equipment and software	$ 12,980
Furniture and fixtures	63,720
Artwork	4,899
	81,599
Less: Accumulated depreciation	(76,700)
	$ 4,899

4. **Commitments and Contingent Liabilities**

   The Company leases office space under an operating lease expiring on July 31, 2022.

Year Ending December 31,	Commitment
2019	$ 107,323
2020	109,738
2021	112,207
2022	66,485
	$ 395,753

5. **Regulatory Requirements**

   The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31,

2018, the Company had net capital of approximately $518,000 which exceeded the required net capital by approximately $513,000.

The Company does not hold customers' cash or securities; therefore, it is not affected by SEC Rule 15c3-3.

6. **Concentrations**

Substantially all of the Company's cash is held in accounts at a major commercial bank.   .

Two managers contribute 66% of revenue and 63% of accounts receivable.
`
Management does not expect any losses to result with respect to any of these concentrations.

7. **Other Assets**

Included in other assets is a security deposit for rent in the amount of $27,850.